July 6, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long

Ecoark Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-211045)

Form 10-K for Fiscal Year Ended December 31, 2015 (File No. 000-53361)

Amendment No. 2 to Current Report on Form 8-K (File No. 000-53361)

Dear Ms. Long:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated June 30, 2016 (the “Comment Letter”) relating to filings referenced above made by Ecoark Holdings, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Fee Table

1.          We note your response to comment 2 of our letter dated June 6. Since the transaction you are registering is the resale of shares by selling security holders at market prices, the registration fee for all shares, including those outstanding and those underlying warrants, should be calculated based on the last sale reported for your securities on OTCQB within five business days prior to the filing of your registration statement. The fee should not be based on the prices the selling security holders paid for their shares or to exercise warrants. Please see Rule 457(c) and revise accordingly in your next amendment. Note as well that the registration fee should be paid at the time the registration statement is filed. You are not eligible to defer the payment of your registration fee. See Rule 456 of Regulation C.

The registration fee for all shares, including those outstanding and those underlying warrants, was calculated based on $18.00 per share, the last sale reported for the Company’s securities on OTCQB on July 1, 2016.

Risk Factors Relating to Our Common Stock and Warrants, page 9

We have a substantial number of authorized common and preferred shares .. . ., page 9

2.          The number of shares of common stock you disclose as available for issuance as of June 15, 2016 exceeds the amount available for issuance when combined with the number of shares of common stock you disclose as outstanding. Please advise.

As of July 1, 2016, the Company has 36,021,210 shares of common stock issued and outstanding (including the shares of common stock sold in the Offering) and no preferred shares issued or outstanding.

July 6, 2016

Business, page 24

Business Model, page 25

Pioneer Products, page 26

3.          We note your response to our prior comment 17 and we re-issue our comment in part. Please revise your disclosure to provide investors with more detail regarding the nature of the products and services provided by Pioneer Products, how it generates revenue, and Pioneer Products’ customers and competitors.

In Amendment No. 2 to Registration Statement on Form S-1, the Company described that Pioneer Products began by creating new consumer products using plastic reclaimed from post-consumer and retailer’s waste streams. Pioneer Products’ “close looped” 45-gallon trash can has enjoyed years of consistent shelf placement in 3,700 retail stores with the largest retailers in the continental U.S., a testament to the reputation and fully-integrated solutions that this subsidiary provides.

The Company revised the disclosure to provide investors with additional detail regarding the nature of the products and services provided by Pioneer Products, how it generates revenue, and Pioneer Products’ customers and competitors.

Consolidated Financial Statements, page F-1

4.          Please include the financial statements and pro forma financial information for your acquisition of Sable Polymer Solutions, LLC on May 3, 2016 as required by Item 11(e) of Form S-1. Please refer to Article 8-04 and Article 11 of Regulation S-X for guidance. For the pro forma financial information, please include an adjustment to the pro forma consolidated statements of operations for the estimated impact on depreciation and amortization expense from the fair value adjustments to property and equipment, net and intangible assets, net.

The Company has included the financial statements and pro forma financial information for the acquisition of Sable Polymer Solutions, LLC on May 3, 2016 with an adjustment to the pro forma consolidated statements of operations for the estimated impact on depreciation and amortization expense from the fair value adjustments to property and equipment, net and intangible assets, net.

Note 8 – Commitments and Contingencies, page F-22

5.          We note your response to comment 27 in our letter dated June 8, 2016. Please revise your disclosure to clarify, if correct, that a liability has not been accrued because management has determined that it is not probable sales will occur prior to 15 year expiration of the obligation. Please refer to ASC 450-20 for guidance.

The Company has amended their disclosure to clarify that a liability has not been accrued because management has determined that it is not probable sales will occur prior to 15 year expiration of the obligation.

July 6, 2016

Consolidated Balance Sheets, page F-28

6.          As previously requested in comment 25 in our letter dated June 8, 2016, please retroactively reflect the impact of the reverse acquisition on Ecoark, Inc.’s capital structure in accordance with ASC 805-40-45-1 through 45-2.

The Company has read and interpreted the guidance in ASC 805-40-45-1 through 45-2 and believes that the Company has provided the necessary information from that guidance.

The guidance under ASC 805-40-45-1 states that consolidated financial statements following reverse acquisitions are issued under the name of the legal parent (Magnolia Solar) but described in the notes as a continuation of the financial statements of the legal subsidiary (Ecoark), with one adjustment, which is to retroactively adjust the accounting acquirer's legal capital to reflect the legal capital of the accounting acquirer.

The pro forma that accompanied the financial statements of Ecoark, Inc. and Magnolia Solar Corporation filed after the reverse merger properly and accurately reflected the retroactive treatment. This adjustment will be further reflected in future periodic filings. Additionally, please be advised that the Company is in the process of amending the Form 10-Q for the period ended March 31, 2016.

The guidance in ASC 805-40-45-1 and 805-40-45-2 does not mention that the company must revise the pre-reverse merger private company financial statements (Ecoark, Inc.) and retroactively revise that set of financial statements. The Company has presented the necessary set of pro forma's and reflected the transaction appropriately in the 10Q for Ecoark Holdings, Inc. for the three months ended March 31, 2016.

Note 1: Organization and Summary of Significant Accounting Policies, page F-32

Cash, page F-33

7.          As previously requested in comment 30 in our letter dated June 8, 2016, please expand your disclosures to clarify that the demand deposits and money market funds have an original maturity of three months or less, if correct. Please refer to ASC 305-10-20 for guidance.

The Company revised its disclosure to reflect that demand deposits and money market funds have an original maturity of three months or less.

Subsequent Events, page F-34

8.          As previously requested in comment 33 in our letter dated June 8, 2016, please disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

The Company revised its disclosure by adding the specific date through which subsequent events were evaluated.

July 6, 2016

Revenue Recognition, page F-34

9.          As previously requested in comment 34 in our letter dated June 8, 2016, please expand your disclosures to quantify the extent to which revenue has been recognized for each of your policies for each period presented to allow investors to better understand the degree to which each revenue recognition policy is impacting your operating results. Please also address this comment in your interim financial statements.

To summarize the Company’s disclosure, the Company described its revenue recognition policies for product revenue and software revenue. The Company has disclosed that “[i]n regards to product revenue, product revenue primarily consists of the sale of electronic hardware, recycled plastics products, and recycled furniture.” Further, the Company has disclosed that “for its software revenue will recognize revenues in accordance with ASC 985-605, Software Revenue Recognition”. The Company has therefore disclosed the revenue recognition policy for its types of revenues and described to what products the revenue applies.

The Company has reviewed SAB Topic 13 B and believes that it has complied with that guidance. The Company believes the comprehensive discussion of the Company’s revenue recognition policies, coupled with the additional segment information added in response to your other comments, allow investors to better understand the degree to which each revenue recognition policy is impacting the Company’s operating results.

Segment Information, page F-36

10.          As previously requested in comment 35 in our letter dated June 8, 2016, please expand your disclosure to clarify if you have two or more operating segments that are being aggregated into one reportable segment based on the guidance in ASC 280-10-50-11, or if you only have one operating segment based on the guidance in ASC 280-10-50-1 through 50-9. If you have multiple operating segments that are being aggregated into one reportable segment, please also expand your disclosures to clarify that all of the requirements in ASC 280-10-50-11 have been met and to provide the information required by ASC 280-10-50-21. If you believe that you only have one operating segment, please provide an explanation as to as to why your CODMs have decided to manage the performance and resource allocation of your business on a whole.

While the Company believes that its disclosures regarding a single operating segment were in compliance with ASC 280, the Company has elected to expand its disclosures and provide segment information for two operating segments in light of the recent acquisition of Sable Polymer Solutions and other factors. The Company believes that its expanded disclosures are in compliance with ASC 280.

11.          We note your response to comment 36 in our letter June 8, 2016. Please expand your disclosure to provide the information in your response to comply with the disclosures required by ASC 280-10-50-40 in light of the multiple products and service offerings discussed for each of your subsidiaries.

As noted in the response to comment #10 above, the Company has expanded its disclosure of segment information and believes that its expanded disclosures are in compliance with ASC 280.

Ecoark Holdings, Inc. Consolidated Financial Statements for Quarter Ended March 31, 2016

12.          As previously requested in comment 25 in our letter dated June 8, 2016, please include either a separate statement or footnote disclosure for the changes in stockholders’ equity (deficit) per ASC 505-10-50-2 ensuring compliance with the guidance in ASC 805-40-45-2.

The Company added a separate statement of changes in stockholders’ equity (deficit) to more clearly provide information previously disclosed in the text of the footnotes.

July 6, 2016

Note 12: Subsequent Events, page F-60

13.          As previously requested in comment 25 in our letter dated June 8, 2016, please include the disclosures required by ASC 805-10-50-4, ASC 805-20-50-3, and ASC 805-30-50-3, as appropriate, for the acquisition of Sable Polymer Solutions, LLC.

The Company has expanded its Note 12 to include the disclosures required by ASC 805 for the acquisition of Sable Polymer Solutions.

Pro Forma Unaudited Consolidated Financial Statements, page F-62

14.          Please update your pro forma presentation to include a balance sheet as of March 31, 2016 and the statement of operations for the three-months ended March 31, 2016, and to remove the statement of operations for the year ended December 31, 2014. Please refer to Article 11-02(c) of Regulation S-X for guidance.

The Company updated its pro forma presentation as requested.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures, page 22

15.          We note your response to comment 39 in our letter dated June 8, 2016. Please tell us when you intend to amend your fiscal year 2015 Form 10-K in response to the comment. Please also note that in addition to disclosing the framework used by management to evaluate the effectiveness of your internal control over financial reporting, disclosure must also be provided for management’s conclusion as to whether internal control over financial reporting is or is not effective, including disclosure of any material weaknesses identified. Please refer to Items 308(a)(2) and 308(a)(3) of Regulation S-K for guidance.

The Company has filed, contemporaneously with the amendment to its Form S-1, an amended Form 10-K for the fiscal year ended December 31, 2015.

Amendment No. 2 to Current Report on Form 8-K Filed May 10, 2016

16.          We note your response to comment 40 in our letter dated June 8, 2016. Please tell us when you intend to amend the Form 8-K to provide the appropriate consent for the report of independent registered public accounting firm for EcoArk, Inc.’s consolidated financial statements that are included as an exhibit.

The Company has filed, contemporaneously with the amendment to its Form S-1, an amended Form 8-K for the fiscal year ended December 31, 2015 to provide the appropriate consent for the report of independent registered public accounting firm for EcoArk, Inc.’s consolidated financial statements.

Please call me at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Randy May
Yash Puri